Dolly Varden Silver Closes $28.76 Million Bought-Deal Financing, With
Participation by Eric Sprott

Vancouver, British Columbia - June 26, 2025 - Dolly Varden Silver Corporation (TSXV: DV) (NYSE American: DVS) (FSE: DVQ) (the "Company" or "Dolly Varden") has closed its previously announced bought-deal private placement for aggregate gross proceeds to the Company of $28,755,500, pursuant to which Dolly Varden sold:

a) 2,445,500 common shares of the Company ("Common Shares") at a price of $4.60 per Common Share for gross proceeds of $11,249,300, issued on a prospectus-exempt basis pursuant to the 'listed issuer financing exemption' (LIFE) under applicable Canadian securities laws (the "LIFE Offering");

b) 1,128,000 Common Shares that qualify as "flow-through shares" within the meaning of subsection 66(15) of the Income Tax Act (Canada) (the "Tax Act") and were issued as part of a charity arrangement (each, a "Charity FT Share") at a price of $6.65 per Charity FT Share for gross proceeds of $7,501,200, to be issued under the LIFE Offering; and

c) 1,740,000 Common Shares qualify as "flow-through shares" within the meaning of subsection 66(15) of the Tax Act (each, a "FT Share") at a price of $5.75 per FT Share for gross proceeds of $10,005,000, to be issued on a prospectus exempt basis (the "Private Placement Offering", and together with the LIFE Offering, the "Offerings").

Mr. Eric Sprott, through 2176423 Ontario Ltd., acquired Common Shares under the LIFE Offering.

The Offerings were completed on a bought deal private placement basis pursuant to an underwriting agreement dated June 26, 2025 between the Company and a syndicate of underwriters (collectively, the "Underwriters").

The net proceeds from the sale of Common Shares will be used for working capital and general corporate purposes. The gross proceeds from the sale of Charity FT Shares and FT Shares will be used for further exploration, mineral resource expansion and drilling in the combined Kitsault Valley project and other mineral properties, located in northwestern British Columbia, Canada, as well as for working capital as permitted, as Canadian Exploration Expenses as defined in paragraph (f) of the definition of "Canadian exploration expense" in subsection 66.1(6) of the Tax Act and "flow through mining expenditures" as defined in subsection 127(9) of the Tax Act that will qualify as "flow-through mining expenditures" and "BC flow-through mining expenditures" as defined in subsection 4.721(1) of the Income Tax Act (British Columbia), which will be renounced with an effective date no later than December 31, 2025 to the initial purchasers of Charity FT Shares and FT Shares.

The Common Shares and Charity FT Shares issued pursuant to the LIFE Offering are not subject to a statutory hold period. The FT Shares issued pursuant to the Private Placement Offering are subject to a hold period in Canada expiring on October 27, 2025.

In connection with the closing of the Offerings, the Underwriters received a cash fee equal to $1,437,775, representing 5.0% of the gross proceeds of the Offerings. Eventus Capital Corp. is a special advisor to the Company.

This press release is not an offer to sell or the solicitation of an offer to buy the securities in the United States or in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to qualification or registration under the securities laws of such jurisdiction. The securities being offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and such securities may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from U.S. registration requirements and applicable U.S. state securities laws.

About Dolly Varden Silver Corporation

Dolly Varden Silver Corporation is a mineral exploration company focused on advancing its 100% held Kitsault Valley Project (which combines the Dolly Varden Property, the Homestake Ridge Property and the Kinskuch Property) located in the Golden Triangle of British Columbia, Canada, 25 kilometers by road to tide water. The 770 sq. km. project hosts the high-grade silver and gold resources of Dolly Varden and Homestake Ridge along with the past producing Dolly Varden and Torbrit silver mines. It is considered to be prospective for hosting further precious metal deposits, being on the same structural and stratigraphic belts that host numerous other, on-trend, high-grade deposits, such as Eskay Creek and Brucejack. The Kitsault Valley Project also contains the Big Bulk Property which is prospective for porphyry and skarn style copper and gold mineralization that trends south onto the Kinskuch Project. This porphyry belt is similar in age and mineralization style to other such deposits in the region (Red Mountain, KSM, Red Chris). Approximately 20 kilometers northwest of the Kitsault Valley Project, Dolly Varden also has the Porter Property, which hosts the past producing Porter Idaho silver mine and potential for additional high-grade silver in epithermal veins.

Forward-Looking Statements

This news release contains statements that constitute "forward-looking statements." Such forward looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company's actual results, performance or achievements, or developments to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects," "plans," "anticipates," "believes," "intends," "estimates," "projects," "potential" and similar expressions, or that events or conditions "will," "would," "may," "could" or "should" occur. These forward‐looking statements or information relate to, among other things, the expected use of proceeds from the Offerings and other statements that are not historical facts.

By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors and risks include, among others: the Company may require additional financing from time to time in order to continue its operations which may not be available when needed or on acceptable terms and conditions acceptable; compliance with extensive government regulation; domestic and foreign laws and regulations could adversely affect the Company's business and results of operations; and the stock markets have experienced volatility that often has been unrelated to the performance of companies and these fluctuations may adversely affect the price of the Company's securities, regardless of its operating performance.

The forward-looking information contained in this news release represents the expectations of the Company as of the date of this news release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward-looking information and should not rely upon this information as of any other date. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

For further information: Shawn Khunkhun, CEO & Director, 1-604-609-5137, www.dollyvardensilver.com.